SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34189; File No. 812-15165

The RBB Fund, Inc., et al.

February 5, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1

under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act.

Applicants: The RBB Fund, Inc. (the "Company"), Red Gate Advisers, LLC (the "Initial

Adviser"), and Herald Investment Marketing, LLC (the "Distributor").

Summary of Application: Applicants request an order ("Order") that permits: (a) Shielded Alpha

ETFs (as described in the Reference Order (defined below)) to issue shares ("Shares") redeemable

in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur

at negotiated market prices rather than at net asset value; (c) certain Shielded Alpha ETFs to pay

redemption proceeds, under certain circumstances, more than seven days after the tender of Shares

for redemption; and (d) certain affiliated persons of a Shielded Alpha ETF to deposit securities

into, and receive securities from, the Shielded Alpha ETF in connection with the purchase and

redemption of creation units. The relief in the Order would incorporate by reference terms and

conditions of the same relief of a previous order granting the same relief sought by applicants, as

that order may be amended from time to time ("Reference Order").[1]

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[1] Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference into the Order.

Filing Date: The application was filed on September 28, 2020 and amended on December 10, 2020 and on January 15, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: The RBB Fund, Inc.; Red Gate Advisers, LLC; and Herald Investment Marketing, LLC, c/o Craig A. Urciuoli, Red Gate Advisers, LLC, craig@redgateadvisers.com.

FOR FURTHER INFORMATION CONTACT: Harry Eisenstein, Senior Special Counsel, at (202) 551- 6764, or Kaitlin Bottock, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

APPLICANTS:

1.   The Company is a corporation organized under the laws of Maryland and will

consist of one or more series operating as Shielded Alpha ETFs. The Company is registered as an open-end management investment company under the Act. Applicants seek relief with respect to Funds (as defined below), including an initial Fund (the "Initial Fund"). The Funds will operate as Shielded Alpha ETFs as described in the Reference Order.[2]

2.   The Initial Adviser is a limited liability company organized under the laws of Pennsylvania and will be the investment adviser to the Initial Fund. Subject to approval by the Fund's board of directors, an Adviser (as defined below) will serve as investment adviser to each Fund. The Initial Adviser is, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (each a "Sub-Adviser"). Any Sub-Adviser will be registered under the Advisers Act.

3.   The Distributor is a limited liability company organized under the laws of Pennsylvania and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of Shares of the Funds. Applicants request that the requested relief apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser (included in the term "Distributor"). Any Distributor will comply with the terms and conditions of the Order.

APPLICANTS' REQUESTED EXEMPTIVE RELIEF:

4.   Applicants seek the requested Order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act. The requested Order would permit applicants to offer Funds that operate as Shielded Alpha ETFs. Because the relief requested is the same as certain of the relief granted by the

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[2] To facilitate arbitrage, among other things, each day a Fund would publish a basket of securities and cash that, while different from the Fund's portfolio, is designed to closely track its daily performance.

Commission under the Reference Order and because the Initial Adviser has entered into a

licensing agreement with Blue Tractor Group, LLC, or an affiliate thereof, in order to offer Funds

that operate as Shielded Alpha ETFs, the Order would incorporate by reference the terms and

conditions of the same relief of the Reference Order.

5.   Applicants request that the Order apply to the Initial Fund and to any other existing

or future registered open-end management investment company or series thereof that: (a) is

advised by the Initial Adviser or any entity controlling, controlled by, or under common control

with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term

"Adviser"); (b) operates as a Shielded Alpha ETF as described in the Reference Order; and (c)

complies with the terms and conditions of the Order and the terms and conditions of the

Reference Order that are incorporated by reference into the Order (each such company or series

and the Initial Fund, a "Fund"). [3]

6.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provisions of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the transaction is consistent with the

policies of the registered investment company and the general purposes of the Act. Applicants

submit that for the reasons stated in the Reference Order the requested relief meets the exemptive

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[3] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference into the Order.

standards under sections 6(c) and 17(b) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary